Mail Stop 3561

May 8, 2009

Via Facsimile and U.S. Mail

Mr. William E. Mudd
  Chief Financial Officer
CHURCHILL DOWNS INCORPORATED
700 Central Avenue
Louisville, Kentucky 40208

> **Re: Churchill Downs Incorporated**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 1-33998**
>
> **and**
>
> **Definitive Proxy Statement - Schedule 14A**
> **Filed April 28, 2009**

Dear Mr. Mudd:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Consolidated Statements of Net Earnings, page 59

1. Reference is made to the line item labeled "Equity in loss of unconsolidated investments." Please discuss the consideration given to the disclosure requirements of Rule 4-08(g) for the year ended December 31, 2007.

Consolidated Statements of Cash Flows, page 61

2. Reference is made to your discussion of insurance proceeds in Note 5. We note that you carried property and casualty insurance, in addition to business interruption insurance. The classification of cash flows from property damage or loss depends on the nature of the property. Please tell us whether any portion of the insurance proceeds you received was classified as an investing cash receipt and indicate the line item in which it was included in your cash flow statement. Alternatively, please explain why no portion of the insurance recovery should be classified as an investing activity. In your response, please tell us whether any related insured property was owned or leased and, if leased, whether the lease was an operating lease or a capital lease.

Note 3. Acquisitions and New Ventures, page 68

3. Reference is made to the disclosure that "The Company engaged a third-party to assist management in performing a valuation of the acquired assets" pertaining to the June 11, 2007 acquisition of certain assets of ATAB and BRIS. The third-party valuation expert must be explicitly named in your Form 10-K, or alternatively, delete all references to the valuation expert and the Company may instead accept responsibility for such valuation and not make reference to the expert. If the valuation expert is named in the filing, a consent from such expert would be required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a `33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Please revise in future filings.

Item 11. Executive Compensation, page 94

4. We could not locate the Compensation Committee Interlocks and Insider Participation section you reference. Please advise. Refer to Item 407(e)(4) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 94

5.   We could not locate the Equity Compensation Plan Information section you reference.
        Please advise. Refer to Item 201(d) of Regulation S-K.

Exhibit Index, page 98

6.   We note that you have incorporated by reference several exhibits, such as the Amended
        and Restated Credit Agreement as Exhibit 4(a). We also note that you have filed with the
        Form 10-K several exhibits, such as the 2005 Churchill Downs Incorporated Deferred
        Compensation Plan as Exhibit 10(ww). These exhibits, including the Amended and
        Restated Credit Agreement and the 2005 Churchill Downs Incorporated Deferred
        Compensation Plan, do not appear to contain all of the exhibits and schedules either
        listed in the table of contents or referred to in the agreement. All exhibits must be filed in
        full and include all attachments, schedules and exhibits. Please refile each exhibit to
        include the omitted schedules and exhibits. Further, please confirm that you will file all
        exhibits in full and include all attachments, schedules and exhibits in future filings.

Schedule 14A

Compensation Discussion and Analysis, page 21

2008 Performance Target and Results, page 27

7.   We note the disclosure on page 27 that you are not disclosing the Individual Objectives
        and the Unit Objectives because the disclosure of such objectives would adversely affect
        you and your business. Please provide us with a detailed explanation for this conclusion.
        Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Long-Term Incentives, page 28

8.   We note your disclosure regarding your long-term incentive plan. We note that your
        named executive officers (other than your CEO) have the opportunity to earn company
        stock for "achieving significant improvements in EBITDA" and for meeting specific
        "specific EBITDA performance targets for each year," but we do not see sufficient
        discussion regarding these criteria. In future filings, please disclose the EBITDA
        performance targets for each executive officer and provide quantitative detail regarding
        what you consider "significant" improvements in EBITDA. Please also explain how you
        determine the number of stock awards granted to each executive officer upon their
        meeting certain targets. Be as detailed as possible. Please refer to Item 402(b)(2)(v) of
        Regulation S-K. To the extent you believe that disclosure of the targets is not required
        because it would result in competitive harm such that the targets could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for
        such conclusion. Please also note that to the extent you have an appropriate basis for
        omitting the specific targets, you must discuss how difficult it would be for the named

executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Chanda DeLong, Staff Attorney, at (202) 551-3490, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief